Markel Corporation

4521 Highwoods Parkway

Glen Allen, VA 23060

May 26, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

Washington, D.C. 20549

Attn:	Laura Crotty
Staff Attorney

Re:	Markel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-15811
Schedule 14A filed March 19, 2010
File No. 001-15811

Dear Ms. Crotty:

We are responding to your comment letter dated May 20, 2010. For ease of reference, we have reproduced your comments and provided our response directly following them.

Schedule 14A filed March 19, 2010

Election of Directors, page 2

1.	We note your response to our prior comment 1. However, for Messrs. Alan I. Kirshner, Anthony F. Markel and Steven A. Markel it does not appear that you have provided more than a discussion of the business experience previously required by Item 401(e) of Regulation S-K. Please provide draft disclosure to be included in an amended Form 10-K which expands on the prior experience and identifies the qualifications, attributes or skills possessed which led the board to conclude that each should serve as a director of the company. If the directors’ prior experience with the company has provided them with such qualifications, attributes or skills, please discuss.

The following proposed disclosure would replace the disclosure concerning Messrs. Alan I. Kirshner, Anthony F. Markel and Steven A. Markel on pages 2-3. The proposed additional disclosure is underlined.

ALAN I. KIRSHNER, 74

Chairman of the Board of Directors and Chief Executive Officer since September 1986. Mr. Kirshner has been with the Company since 1960 and has been its Chairman of the Board and Chief Executive Officer since it became a public company in 1986. Mr. Kirshner, Anthony Markel and Steven Markel have functioned collectively as the senior management team over that period as the Company has grown from approximately $60 million in total assets to over $10 billion. Mr. Kirshner brings to the Board extensive executive management experience and in-depth knowledge of the Company and its operations.

ANTHONY F. MARKEL, 68

Vice Chairman since May 2008; President and Chief Operating Officer March 1992-April 2008. Director, Hilb, Rogal & Hobbs Company, 1998-2008. Mr. Markel has been employed by the Company since 1964 and has been a member of its senior management team since it went public, with a focus on operations. He has held numerous leadership positions in the insurance industry (most recently as a member of the Board of Governors of the Property Casualty Insurance Association of America from 2002 to 2009) and served as a director of Hilb, Rogal & Hobbs Company, another public company involved in the insurance business, before its acquisition by Willis Group Holdings PLC. Mr. Markel provides an exceptional breadth of industry-relevant experience to the Board and its deliberations.

STEVEN A. MARKEL, 61

Vice Chairman since March 1992. Director, Union First Market Bankshares Corporation; Director, S&K Famous Brands, Inc., 1996-2009. Mr. Markel has been employed by the Company since 1975 and has been a member of its senior management team since it went public, with a focus on finance and investments. He has also served as a director of other public companies (Union First Market Bankshares Corporation and S&K Famous Brands, Inc.). Mr. Markel’s knowledge of the Company’s financial operations and of the investment environment in which the Company operates contributes to the Board’s oversight and understanding of the Company’s financial position.

2.	We note your response to our prior comment 1 and the following statements on pages 2-4 of the filing:

•	“He has held numerous leadership positions in the insurance industry and has served as a director of another public company involved in the insurance business.” (Page 2)

•	“He has served as a director of other public companies.”

•	“He has served on the audit committee of other public and private companies.” (Page 4)

If any of the referenced directorships were held within the last five years, please provide draft disclosure to be included in an amended From 10-K which names the companies at which the positions were held and the start and end dates of each.

We have addressed the first two bullet points in the revised disclosure concerning Anthony F. Markel and Steven A. Markel. We will address the third bullet point, with the following revised disclosure concerning Jay M. Weinberg, to clarify the dates with regard to his public company directorship during the relevant period. The proposed additional disclosure from page 4 is underlined.

JAY M. WEINBERG, 77

Chairman Emeritus, Hirschler Fleischer, a professional corporation, attorneys-at-law; member of firm 1959-2009. Director, First Capital Bancorp, Inc. since 1998. Before his retirement in December 2009, Mr. Weinberg practiced law for over 50 years and, as president of his law firm for fifteen years, actively supervised the business and financial management of the firm. He has served on the audit committees of other public and private companies. His background as a lawyer, manager and business advisor provides extensive experience from which to draw as a member of the Board.

As requested in your letter, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 804-965-1734 with any questions you may have.

Sincerely,

/s/ D. Michael Jones
D. Michael Jones
General Counsel

cc:	Alan I. Kirshner
Richard R. Whitt, III
Nora N. Crouch

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